Exhibit 99.1

Sinovac to Host Conference Call to Report Fourth Quarter and Full Year 2008 Financial Results

Wednesday April 1, 2009, 8:00 am EDT

BEIJING, April 1 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of vaccines in China, today announced that it will host a conference call on Thursday, April 9, 2009 at 9:00 a.m. ET (9 p.m. China Standard Time) to review the Company's financial results for the fourth quarter and full year ended December 31, 2008, and to provide an update on recent corporate developments.

To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international). A replay of the call will be available from 12:00 p.m. ET on April 9, 2009 until 11:59 p.m. ET on April 23, 2009. To access the replay, please dial 1-877-660-6853 (USA) or 1-201-612-7415 (international) and reference the account number 3055 and the access code 319008.

A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com . A webcast replay can be accessed on the corporate website beginning April 9, 2009 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing a Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Its wholly-owned subsidiary, Tangshan Yian is currently conducting field trials for the first domestically-developed inactivated animal rabies vaccines. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

    For more information, please contact:

Helen G. Yang	Investors:
Sinovac Biotech Ltd.	Stephanie Carrington/Amy Glynn
Tel: +86-10-8289-0088 x871	The Ruth Group
Fax: +86-10-6296-6910	Tel: +1-646-536-7017/7023
Email: info@sinovac.com	Email: scarrington@theruthgroup.com
aglynn@theruthgroup.com

Media:
Janine McCargo
Tel: +1-646-536-7033
Email: jmccargo@theruthgroup.com